

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2010

Mr. Kevin B. Halter, Jr.
  Chief Executive Officer and Chief Financial Officer
MILLENNIA, INC.
2591 Dallas Parkway, Suite 102
Frisco, Texas  75034

> **Re:     Millennia, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2010**
> **File No. 0-16974**

Dear Mr. Halter:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K (Fiscal Year Ended December 31, 2009)

Management's Discussion and Analysis

Results of Operations

1.      We note the significant decrease in revenues in fiscal 2009 as compared to fiscal 2008
        and, as disclosed elsewhere in the filing, you had approximately nine horses during 2009
        as compared to one horse as of December 31, 2009. Please expand your disclosure in
        MD&A to provide a discussion of why your primary asset, livestock, had decreased at
        the end of the year and how and when during the period you disposed of these horses. To
        the extent the horse were sold at auction, and not replaced with new horse acquisitions,
        please so state and discuss the gross amount of any gain or losses recognized on each
        disposition, and in the aggregate.

2.      We note that you recognized other income of $452,214 on "expired" debt. Please clarify
        that the statute of limitations had run out and that the debt was no longer collectible, if
        true. The current explanation is confusing.

Controls and Procedures

3.      In the first paragraph, please clarify that the principal executive officer is also the
        principal financial officer. We further note that you concluded your disclosure controls
        and procedures were effective as of December 31, 2009, whereas you concluded that
        internal control over financial reporting was not effective due to the material weaknesses
        identified. We would anticipate the same conclusion should have been reached on your
        disclosure controls and procedures given the material weaknesses in internal control over
        financial reporting. To the extent the material weaknesses have not been remedied as of
        the respective reporting period, future filings should provide similar conclusions,
        including expanding the disclosure controls and procedures section to discuss the reasons
        why they were 'not effective.'

Financial Statements

Note (4) Note Payable, page F-9

4.      Please clarify whether interest associated with the $400,000 promissory note amounting
        to $94,000 has been accrued through December 31, 2009, or whether such amount is
        $118,000 as shown in MD&A. Please reconcile this difference.

Note (5) Related Party Transaction, page F-9

5.      See the table of advances received (paid) by the Company.  Please revise to separately present a column reflecting the gross amount of advances received and re-paid for each year.  Also, please reconcile the amounts shown in the statement of cash flows' line item "Funds advanced from related party" with the net amounts shown in the table for fiscal 2009 and 2008.  Also, please expand your disclosure to identify the related party and describe the nature of the other related party amount of $23,692, as we note an increase in this loan at March 31, 2010 of approximately $70,000.

6.      Please consider including a rollforward table that reconciles each year the activity of the balance sheet line items 'Accrued expenses-related party' and 'Accrued interest- related party.' Please explain to us and disclose the components of the line item 'Accrued expenses-related party,' as we note your statements of cash flows, operating activities, reflects an increase of $326,000 in fiscal year 2009.

7.      Finally, please revise to clarify whether the commitment not to demand repayment before April 1, 2011 is written or oral.  Clarify this matter in your related discussions in MD&A and in Description of Business as well.

Form 10-Q (Quarter Ended March 31, 2010)

Controls and Procedures, page 9

8.      It appears that a discussion of and conclusion as to the effectiveness or 'ineffectiveness' of your disclosure controls and procedures for the quarter has been omitted.  Please ensure that you include this information in future filings.  See Item 307 of Regulation S-K.  Further, the Certification in Exhibit 31.1, specifically paragraphs 4 and 5 should be worded exactly as it appears in Item 601(b)(31) of Regulation S-K.  In this regard, we note you excluded the language that begins with "The issuer's other certifying officer(s)," notwithstanding that your Chief Executive Officer and Chief Financial Officer is the same person.  Please revise in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,


David R. Humphrey
Branch Chief